UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8 — K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   August 13, 2003

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ROMACORP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**333-62615**	**13-4010466**
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

9304 Forest Lane, Suite 200
Dallas, Texas   **75243**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code): **(214) 343-7800**

ITEM 7. Financial Statements and Exhibits.

Exhibit No.   Description
99.1   Press Release dated August 13, 2003, announcing financial results for the first quarter
               ended June 29, 2003

ITEM 9. Regulation FD Disclosure.

   The following information is furnished pursuant to Item 12, "Results of Operations and Financial Condition" of Form 8-K.

   On August 13, 2003, Romacorp, Inc. issued a press release regarding its financial results for the first quarter ended June 29, 2003. A copy of the press release is furnished as Exhibit 99.1 to this report.

SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ROMACORP, INC.

Date: August 13, 2003   By: /s/Richard A. Peabody
                                               Vice President & Chief Financial Officer
                                               (Principal Financial and Accounting Officer)